UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

ROYAL ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock $0.00001 par value per share

(Title of Class of Securities)

78026P 20 9

(CUSIP Number)

Richard D. Tuorto
Wastech, Inc.

520 Folly Road, Suite P285,

Charleston SC 29412

(843) 580-6247

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9
1. Names of Reporting Person.

Wastech, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6. Citizenship or Place of Organization State of Oklahoma, United States

7. Sole Voting Power – 2,803,621
Number of
Shares	8. Shared Voting Power – N/A
Beneficially
Owned by Each	9. Sole Dispositive Power – 2,803,621
Reporting
Person With:	10. Shared Dispositive Power – N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,803,621*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
23.9% *

14. Type of Reporting Person (See Instructions)
CO

* Calculation of percentage based on a total of 8,914,609 shares of Common Stock outstanding as of April 14, 2015, as reported on the Issuer’s Form 10-Q for the period ending February 28, 2015, plus the shares issued to Wastech, Inc.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Royal Energy Resources, Inc. (the “Issuer”). The principal executive officers of the Issuer are located at 56 Broad Street, Suite 2, Charleston, SC 29401.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) The name of the corporation filing this statement is Wastech, Inc. (“Wastech”), an Oklahoma corporation. The address of the principal business and principal office of Wastech is 520 Folly Road, Suite P285, Charleston SC 29412. Wastech is a holding company that invests in natural resource assets. The name, citizenship, business address and present principal occupation of each executive officer and director of Wastech is listed below (Wastech, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

Richard D. Tuorto, Chairman and CEO; U.S. citizen; principal occupation is consultant;

Douglas C. Holsted, President and director; U.S. citizen, principal occupation is accountant.

The mailing address of Messrs. Tuorto and Holsted is c/o Wastech, Inc., 520 Folly Road, Suite P285, Charleston SC 29412.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 13, 2015 the Issuer and Wastech entered into a Securities Exchange Agreement, under which the Issuer agreed to acquire all of the issued and outstanding membership units of Blaze Minerals, LLC (“Blaze Minerals”) for shares of Common Stock. Blaze Minerals owns 40,976 net acres of coal and coalbed methane mineral rights in 22 counties in West Virginia. The Issuer completed the acquisition on April 17, 2015, when it issued 2,803,621 shares of Common Stock to Wastech.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired their interests in the Issuer for investment purposes. The Reporting Persons intend to monitor and evaluate its investment in such interest on a continuing basis. The Reporting Persons do not have any plans or proposals which related to or would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to change their intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) Wastech may be deemed to have the following:

a)	Amount beneficially owned: 2,803,621		Percentage 23.9%
b)	Number of shares to which the Reporting Person has:
	i)	Sole power to vote or to direct the vote:	2,803,621
	ii)	Shared power to vote or to direct the vote:	—
	iii)	Sole power to dispose or to direct the disposition of:	2,803,621
	iv)	Shared power to dispose or to direct the disposition of:	—

To the knowledge of Wastech, no other Reporting Person has an equity or other ownership interest in the Issuer.

Messrs. Tuorto and Holsted, as the directors of Wastech, may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by Wastech, but they disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest in Wastech.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D: None.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies, other than the documents filed as Exhibits hereto pursuant to Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

A	Securities Exchange Agreement dated April 14, 2015	Incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on April 21, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2016
Date

WASTECH, INC.

/s/ Richard D. Tuorto
Signature

Richard D. Tuorto, CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.